NEWS RELEASE

Augusta Receives New Permitting Schedule for Rosemont Copper Project

Denver, CO, November 20, 2009 – Augusta Resource Corporation (TSX/NYSE Amex: AZC) (“Augusta” or “the Company”) has been advised by the United States Forest Service (USFS) of the new timeline for completion of the Draft Environmental Impact Statement (DEIS) and the final Record of Decision (ROD) for the Rosemont copper project.

The DEIS is expected to be released to the public early in the second quarter of 2010, followed immediately by a series of public meetings and a comment period. The ROD is expected in the fourth quarter of 2010. These new dates are outlined in an updated memorandum of understanding signed this week between Augusta's 100%-owned subsidiary Rosemont Copper Company and the USFS.

Jamie Sturgess, Augusta Vice-President Sustainable Development said: “This is a very complex and important project and we appreciate the amount of diligence the USFS has undertaken in its analysis. Our goal is to make the Rosemont project the best it can possibly be – a model not only for Arizona but for the industry. The Company will continue to implement our project financing strategy in anticipation of permits late next year.”

About Augusta
Augusta is a base metals company focused on advancing the Rosemont copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that may account for about 10% of US copper output once in production in 2012 (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, will propel Augusta to become a solid mid-tier copper producer. The Company is traded on the Toronto Stock Exchange and the NYSE Amex under the symbol AZC, and on the Frankfurt Stock Exchange under the symbol A5R.

For additional information please visit www.augustaresource.com or contact:

Meghan Brown, Investor Relations Manager
tel 604 638 2002
email mbrown@augustaresource.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION
Some of the statements made and information contained herein may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning: Augusta’s plans at the Rosemont project; estimated production; and capital and operating and cash flow estimates. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as plans, expects, is expected, budget, scheduled, estimates, forecasts, intends, anticipates, or believes or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results may, could, would, might or will be taken, occur or be achieved. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy;

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135

E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

no history of production; speculative nature of exploration activities; periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems; commodity price fluctuations; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of common shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees; as well as those factors discussed in the section entitled Risk Factors in Augusta’s prospectus dated August 17, 2009. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Augusta disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135

E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com